 **Shin Satellite Public Co., Ltd.**
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706



04012025

January 6, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

◆ **Stock Exchange of Thailand Filing, SSA 001/2004**

   Subject: Report on the results of the exercise of warrants (ESOP Grant I) in December 2003

   Date: January 6, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

PROCESSED

JAN 21 2004

THOMSON
FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



THAICOM

Summary Translation Letter
To the Stock Exchange of Thailand
Date January 6, 2004

SSA 001/2004

January 6, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I) in December 2003

To: The President
        The Stock Exchange of Thailand

Shin Satellite Corporation Public Company Limited ("the Company") issued and offered 8,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant I) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m., The exercise date of December was between December 25 - 31, 2003. The summary of terms and conditions of warrants are as follows;

Exercise Ratio	: 1 warrant per 1 ordinary share.
Exercise Price	: Baht 26.75 per share.
Maturity of warrants	: 5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	: 8,000,000 shares.

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in December 2003, as follows;

The number of exercised warrants in this month	:	30,600 units
The number of remaining unexercised warrants	:	7,969,400 units
The number of ordinary shares derived from this exercise	:	30,600 shares
The number of remaining ordinary shares reserved for warrants	:	7,969,400 shares